July 23, 2006

VIA U.S. MAIL

Ms. Susan J. Lazzo
Senior Counsel
Sun Life Assurance Annuity Company of Canada (U.S.)
60 42nd Street, Suite 1115
New York, New York 10165

     Re: Sun Life of Canada (U.S.) Variable Account I
                 Initial Registration Statement on Form N-6
                 <u>File Nos. 811-09137 & 333-143353</u>

Dear Ms. Lazzo:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on May 30, 2007. Based on your representation that the registration statement is substantially similar to registration statement file number 333-136435, we gave the filing a selective review and have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. ***Transaction Fee Table: Premium Expense Load (pp. 9, 11)*** Regarding the charge for premium in Excess of Target Premium, please indicate that the 5% charge is the maximum charge. In addition, please amend footnote 1 to include a cross-reference to the narrative discussion on page 24.

2. ***Periodic Charge Table (pp. 9-10)***
a. *Representative Insured:* For all entries presenting charges for a representative insured, please identify the relevant characteristics of the representative insured directly in the table and include the required footnote information. <u>See</u> General Instruction 3(b) and 3(b)(i) to Item 3.

b. *Footnote 3:* Please clarify the meaning of the term "fully underwritten." If this means "medically underwritten," please state this directly.

c. *Policy Net Amount at Risk:* Please clarify the meaning of "Policy Net Amount at Risk" as used in the amount deducted column for the Waiver of Monthly Deduction Rider Charge. Specifically, please clarify whether this refers to the combined net amount at risk for the base policy and any supplemental insurance. If not, make clear the value to which the term refers.

3. ***Annual Fund Operating Expenses Fee Table (pp. 9, 11)*** Please confirm to the Staff that the figures presented do not reflect waiver or reimbursement arrangements or modify the table accordingly. In addition, we remind you that the maximum and minimum charges should reflect any acquired fund fee expenses.

4. ***About the Policy (p. 13)*** The second sentence of the introductory paragraph suggests that a contractowner's rights may be limited by the language contained in the Policy. This statement may mislead contractowners as to their rights under the securities laws and should be deleted.

5. *Guideline Premium Test Limitations (p. 14)* In your description of the two IRS tests for life insurance, please provide a plain English summary of the general circumstances in which the test may be advantageous to a contractowner and the practical effect of the contractowner's choice.

6. *Modified Endowment Contract (p. 15)* Please explain to the Staff why Registrant waits for 90 days to refund a premium after notifying a contractowner that the payment would result in Modified Endowment Contract status.

7. *Death Benefit Options (p. 16)* Please consider adding a plain English summary of the general circumstances in which each death benefit option may be more advantageous to a contractowner than the other two.

8. *Account Value (pp. 18-20)* Please clarify that premium payments are credited to the selected underlying fund options at the price next determined after receipt of the premium payment.

9. *Riders Generally (p. 20)* Please indicate when riders may be elected, whether they can be discontinued at the request of the contractowner, and if so, whether any charge is also discontinued.

10. *Charitable Giving Benefit Rider (p. 20)* Please expand this section to describe the rider in greater detail. Specifically, indicate how a contractowner would know if his or her Specified Face Amount is sufficient to elect the rider and when the rider must be elected. Also, please define "Charitable Gift Amount" and "Charitable Beneficiary" here or in the glossary.

11. *Payment of Stipulated Amount Rider (p. 20)* If payment under this rider is may increase risk of lapse or negatively impact other benefits under the contract, please indicate this.

12. *Enhancement Benefit (pp. 20-21)* Please clarify whether payment of a benefit under this rider is up to the Registrant's discretion or automatic provided the stated criteria are met.

13. *Transfer Short Term Trading (pp. 21-23)* With respect to the Short-Term Trading policy, please clarify that an underlying fund may restrict exchanges to the extent that the contractowner tries to exchange into the fund.

14. *Monthly Face Amount Charge (p. 24)* Please indicate how a contract owner can find the monthly face amount charge specific to his/her policy.

15. *Other Charges and Expenses (p. 25)* Please correct the page reference regarding the loan charge.

16. *Back Cover Page* On the back cover page, the telephone number for the Public Reference Room is incorrect. The correct number is (202) 551-8090.

17. *Item 28* The document incorporated by reference in response to this item does not appear to satisfy the requirements of Item 28. Specifically, Item 28 requires the disclosure of "the state or other sovereign power under the laws of which [each] company is organized" for "all persons directly or indirectly controlled by *or under common control* with the Depositor or the Registrant." (emphasis added.)

18. *Miscellaneous* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

19. ***Representations*** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

$$* *$$

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's new Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products